UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

 Month of April 2021

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St. James’s Square	Level 7, 360 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXHIBIT 99

1.Stock Exchange announcement dated 1 April 2021 entitled ‘Total voting rights and issued capital’
2.Media Release dated 7 April 2021 entitled ‘Rio Tinto achieves battery grade lithium production at Boron plant’
3.Media Release dated 8 April 2021 entitled ‘Rio Tinto details $47 billion 2020 economic contribution, including $8.4 billion of taxes and royalties’
4.Stock Exchange announcement dated 9 April 2021 entitled ‘Notice of dividend currency exchange rates – 2020 final and special dividends’
5.Stock Exchange announcement dated 13 April 2021 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’
6.Media Release dated 20 April 2021 entitled ‘ELYSIS selects Alma Smelter for commercial size 450 kA inert anode prototype cells’
7.Stock Exchange announcement dated 20 April 2021 entitled ‘Resolutions requisitioned by shareholders’
8.Stock Exchange announcement dated 21 April 2021 entitled ‘Shareholdings of directors and persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’
9.Stock Exchange announcement dated 21 April 2021 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’
10.Stock Exchange announcement dated 22 April 2021 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’
11.Stock Exchange announcement dated 22 April 2021 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’
12.Stock Exchange announcement dated 26 April 2021 entitled ‘Appendix 3G – Notification of issue, conversion or payment up of equity +securities’
13.Stock Exchange announcement dated 29 April 2021 entitled ‘Block Listing Six Monthly Return’
14.Stock Exchange announcement dated 29 April 2021 entitled ‘Shareholdings of directors and persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’
15.Media Release dated 30 April 2021 entitled ‘Rio Tinto updates details of tailings facilities’

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Steve Allen	By	/s/ Steve Allen
Name	Steve Allen	Name	Steve Allen
Title	Company Secretary	Title	Joint Company Secretary

Date	3 May 2021	Date	3 May 2021